Progressive Wealth Management Since 1990

Shareholder Rebuttal to Intel Corporation’s Opposition Statement Regarding Aligning Political Contributions and Company Policies

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Intel Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

Intel shareowners are encouraged to vote FOR resolution #7:

RESOLVED: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal on political contributions describing:

•	the Company’s and IPAC policies on electioneering and political contributions and communications,
•	any political contributions known to be anticipated during the forthcoming fiscal year,
•	management’s analysis of the alignment between the Company’s and IPAC’s prior year and next fiscal year political contribution expenditures as compared to the Company’s values, policies, and stated goals and an explanation of the rationale for any contributions found incongruent;
•	management’s analysis of any resultant risks to our company’s brand, reputation, or shareholder value;
•	and providing an advisory shareholder vote approving or prohibiting political contributions for the forthcoming year.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Overview

For the 2017-2018 election cycle, the Intel political action committee (IPAC) made over $1 million of political contributions,1 including a contribution to Iowa Representative Steve King, despite his statements that have been widely criticized as supporting racists, promoting hatred of immigrants and ethnic groups,2 and ridiculing an outspoken mass shooting survivor and gun control advocate.3 Rep. King’s beliefs on these matters are clear and easily identifiable through minimal online research. In the years before IPAC’s contribution, news articles reported that:

•	Rep. King has been a longtime opponent of immigration and multiculturalism, going as far as stating that “I'd like to see an America that is just so homogenous that we look a lot the same” (2017)[4];

•	“U.S. Rep. Steve King, an Iowa Republican who last July said white Christians have contributed more to Western civilization than any other ‘subgroup’” (2017)[5];

•	King retweeted “a message endorsing Geert Wilders, a far-right candidate for Dutch prime minister,” and said that Wilders “understands that culture and demographics are our destiny. We can't restore our civilization with somebody else's babies” (2017)[6];

•	He displayed a Confederate flag on his desk as recently as 2016.[7]

The Proponent believes these examples illustrate that Intel management failed to execute proper and prudent governance oversight in its research process in advance of making the contribution to Rep. King.

The Proponent is deeply concerned about the misstep in governance and oversight mechanisms that allowed the IPAC to contribute to Rep. King, especially given that it appears that Intel only recognized the problem when a non-management employee brought the matter to management’s attention.8 An internal company email reportedly stated that “we are no longer donating to his campaigns.”9 The Proponent believes that this serious gap in the company’s oversight of political contributions warrants greater shareholder oversight.

1 https://www.fec.gov/data/committee/C00125641/

2 https://www.nytimes.com/2019/01/15/us/politics/steve-king-offensive-quotes.html

3 https://www.desmoinesregister.com/story/news/politics/2018/03/26/steve-king-campaign-comment-parkland-florida-student-emma-gonzalez-outrage/460827002/

4 https://www.politico.com/story/2017/03/steve-king-baby-tweet-235993

5 https://www.usatoday.com/story/news/2017/03/12/iowa-rep-steve-king-muslim-children/99099712/

6 https://www.usatoday.com/story/news/2017/03/12/iowa-rep-steve-king-muslim-children/99099712/

7 https://siouxcityjournal.com/news/local/king-removed-confederate-flag-from-desk-after-iowa-police-slayings/article_fe58eaad-142f-555f-8ab5-1519a16c1dc2.htmlhttps://en.wikipedia.org/wiki/Steve_King#cite_note-133

8 https://thehill.com/policy/technology/413707-intel-to-stop-donating-to-steve-kings-re-election-campaign

9 https://popular.info/p/update-intel-ends-financial-support

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Intel failed to implement a prior agreement to report incongruency of contributions.

The Proponent and the Company reached an agreement in 2013 to review and report on the congruency or misalignment of political contributions compared to Intel’s principles and policies, and report to shareholders when significant misalignments occurred. However, in 2016, the Company notified the Proponent that it would no longer commit to the reporting, and thus this instance of detecting an incongruent contribution was reported in the media, at potential reputational risk to the company, rather than in a routine company report to investors.

Given Intel’s misstep and the significant annual contributions that Intel and IPAC make to a variety of political candidates, the Proponent believes greater shareholder oversight is prudent.

Independent sources recognize the risk of company political contributions which undermine a company's goals and principles.

The Conference Board Handbook on Corporate Political Activity (2011) recommends corporations review their political expenditures to “examine the proposed expenditures to ensure that they are in line with the company’s values and publicly stated policies, positions, and business strategies and that they do not pose reputational, legal, or other risks to the company” [emphasis added]. The large retailer Target, “a company recognized for its support of gay rights and diversity,” donated $150,000 to a group supporting “a candidate for governor who opposed gay and immigration rights.”10 Target was widely criticized and suffered threats of boycotts before it “apologized and vowed to review its internal processes for such spending… [and] ultimately, ‘Its brand … suffered significant short-term damage,’ according to The Conference Board Handbook.”11

Based upon the Proponent’s research, many of IPAC’s contributions have not followed this guidance from The Conference Board.

The Center for Political Accountability (CPA) recently published their Collision Course report (2018)12 which warns companies that watchdog groups, shareholders, and customers are scrutinizing company political contributions, and shows evidence of companies being held accountable for political contributions that do not align with company values. The CPA report quotes Deloitte, the global consulting and accounting firm, in support: “One of the greatest dangers for a company in the age of social media is acting in ways that are inconsistent with its core values.”13

10 https://politicalaccountability.net/hifi/files/reports/cpa-reports/collision-course-the-risks-companies-face-when-their-political-spending-and-core-values-conflict-and-how-to-address-them/Final_Draft_Collision_Report.pdf

11 https://politicalaccountability.net/hifi/files/reports/cpa-reports/collision-course-the-risks-companies-face-when-their-political-spending-and-core-values-conflict-and-how-to-address-them/Final_Draft_Collision_Report.pdf

12 https://politicalaccountability.net/hifi/files/reports/cpa-reports/collision-course-the-risks-companies-face-when-their-political-spending-and-core-values-conflict-and-how-to-address-them/Final_Draft_Collision_Report.pdf

13 https://politicalaccountability.net/hifi/files/reports/cpa-reports/collision-course-the-risks-companies-face-when-their-political-spending-and-core-values-conflict-and-how-to-address-them/Final_Draft_Collision_Report.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

As the Company’s opposition statement notes, CPA rates Intel fairly highly for political contributions disclosure.

However, when it comes to congruency, CPA’s Collision Course report lists Intel in two different places as a company that has funded organizations that helped to pass laws that those same companies spoke out against. Intel is identified as having “advocated for the U.S. to remain in the Paris Accord” while also contributing to organizations that funded politicians that sought to undo several Environmental Protection Agency (EPA) rules that would limit climate change impact such as the Clean Power Plan and the methane rule. Intel is also listed as a company that voiced opposition to North Carolina’s infamous “bathroom bill” HB2, a bill that would force transgender individuals to use public facilities that did not align with their gender identity (which critics argue could cause “devastating physical and psychological harm”),14 but Intel is also identified as having funded organizations that paved the way for HB2 to be passed into law.

The Proposal does not seek to restrict the Company’s political contributions.

The Proposal seeks appropriate and reasonable oversight of the contributions that the corporation and its PAC provide in the form of disclosure of an analysis of the alignment between the Company’s and IPAC’s prior year and next fiscal year political contribution expenditures as compared to the Company’s values, policies, and stated goals to shareholders; and an annual advisory shareholder vote on planned contributions for the coming year.

The Proponent believes that shareholder oversight, as requested by the Proposal, is not burdensome and would constitute additional analysis needed to safeguard shareholder value.

The Company describes its various disclosure mechanisms for political contributions, but the Proponent believes that these disclosures are notably missing any rationale from the Company that would give shareholders any indication of whether Company management has analyzed the potential for risk related to each contribution.

While the Company states that it “maintains a high degree of oversight, governance, and transparency,” the Proponent believes that Intel and IPAC’s contribution records show a worrisome pattern of contributions which indicate that Company management may not be evaluating potential recipients’ voting records in depth. For example, the Company also states that it “works…to advocate for policies that … protect resources”; however, given that IPAC contributed to dozens of Members of Congress who have been identified as climate change deniers, the Proponent is concerned that the Company has not examined how IPAC contribution recipients may be undermining the Company’s various goals and policies. Analysis and oversight as requested in the Proposal would assure shareholders that the level of diligence Management is exerting in vetting politicians for a broader set of issues may protect shareholder value.

14 https://www.usatoday.com/story/news/nation/2017/04/11/beyond-bathroom-report-shows-laws-harm-transgender-students/100265266/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Conclusion:

The Center for Political Accountability’s report found that “a global executive survey in 2014 identified harm to reputation as the number one strategic risk facing companies, and 87 percent of executives surveyed rated it as more important or much more important than other risks.” The Proponent believes that evidence shows that risks may be associated with contributions to candidates who undermine the Company’s corporate citizenship principles or goals. The Proponent also believes that, contrary to Company claims, Intel’s existing procedures regarding political contributions are not sufficient. In the opinion of the Proponent, the Proposal’s request would strengthen the Company’s oversight and analysis procedures, and may safeguard shareholder value.

We urge you to vote “FOR” proxy item #7. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 7, 2019

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the filers of the Proposal.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM